Exhibit 99.1

Entrée Resources Provides Update on Oyu Tolgoi Construction

VANCOUVER, Nov. 5, 2019 /CNW/ - Entrée Resources Ltd. (TSX: ETG; OTCQB: ERLFF – the "Company" or "Entrée") announces that Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on November 4, 2019 that the construction of Shaft 2 on the Oyu Tolgoi underground project is complete and is in the final stages of commissioning.

As noted by Turquoise Hill, Shaft 2 is a 10 metre diameter shaft that is sunk approximately 1.3 kilometres below the surface. The completion of Shaft 2 is a significant milestone achieved, as it will allow for up to 300 people in the service hoist and lift up to 60 tonne skips in the production hoist, both of which will accelerate the development of the underground Oyu Tolgoi copper-gold mine.

Stephen Scott, President and CEO of Entrée commented, "We are excited to be able to report achievement of this extremely important milestone for the Oyu Tolgoi project.  Turquoise Hill has also reported that it expects mine planning decisions to fine tune the Oyu Tolgoi underground mine design will be completed by April 2020 and we look forward to updating the market on that as soon as further information becomes available".

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 19%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; construction and continued development of the Oyu Tolgoi underground mine; permitting time lines; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining and the status of Entrée's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC ("OTLLC"), Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information are discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the United States Securities and Exchange Commission on April 1, 2019, which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/November2019/13/c4055.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 14:50e 13-NOV-19